Andrew R. Finkelstein
Tel. 407.317.8577
Fax 407.420.5909
finkelsteina@gtlaw.com

February 17, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:	Mark P. Shuman, Mail Stop 4561

Re:	Sequiam Corporation

Registration Statement on Form SB-2 (File No. 333-130806)

Form 10-KSB for the f/y/e December 31, 2004

Form 10-QSB for the q/p/e March 31, 2005

Form 10-QSB for the q/p/e September 30, 2005

Dear Mr. Shuman:

This letter is in response to your comment letter to Mr. VandenBrekel dated January 25, 2006 (the “Comment Letter”) pertaining to the filings of Sequiam Corporation (the “Company”) listed above.

As you requested, the Company has incorporated the pertinent comments from the Comment Letter into its amended Registration Statement on Form SB-2/A (Amendment No. 1), as filed via EDGAR on February 17, 2006 (the “Registration Statement”) as well as its: (a) amended Annual Report on Form 10-KSB/A (Amendment No. 2) for the fiscal year ended December 31, 2004, as filed via EDGAR on February 9, 2006 and (b) amended Quarterly Report on Form 10-QSB/A (Amendment No. 2) for the quarter ended September 30, 2005, as filed via EDGAR on February 9, 2006.

Enclosed are two courtesy copies of: (a) Amendment No. 1 to the Registration Statement on Form SB-2/A; (b) Amendment No. 2 to the Annual Report for the year ended December 31, 2004 on Form 10-KSB/A and (c) Amendment No. 2 to the Quarterly Report for the quarter ended September 30, 2005 on Form 10-QSB/A, which we are submitting for your review. Additions to the Registration Statement have been underlined or noted with brackets, deletions are noted with a caret “^”. Marked revisions that do not have a cross-reference to the Comment Letter were made for purposes of clarifying and updating information previously presented.

Mr. Mark P. Shuman
February 17, 2006

This letter indicates how the Company has amended the above filings to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary. We believe the Company’s responses and additional disclosures, based on these communications, adequately address all of the Staff’s concerns raised in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.

Registration Statement on Form SB-2

General

1.
Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuance to the selling shareholders and the nature of the arrangements, agreements and relationships with the company does not appear to be complete and should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent. In this regard, it appears that disclosure contained in the “Management’s Discussion and Analysis” and “Description of Securities” sections, as well as disclosure contained in a December 2, 2005 Form 8-K, reference seven investors to the November 2005 private placement.

Response:

As requested, the Company revised the section entitled “Principal And Selling Stockholders” in the Registration Statement to more fully describe the background of the issuance of the Company’s securities to all of the selling shareholders and the nature of the arrangements, agreements and relationships with the Company.

Executive Compensation, Page 42

2.
Please update the executive compensation disclosure through December 31, 2005. Compensation must be included for such year because the company should have those numbers available. However, if bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interp. 8B. of Telephone Interp. Manual (July 1997).

Response:

As requested, the Company revised the Summary Compensation Table located under the section entitled “Management” to update the executive compensation disclosure through December 31, 2005.

Mr. Mark P. Shuman
February 17, 2006

Selling Securityholders, Page 46

3.
With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and/or dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. To Manual. In this regard, also clarify your references to certain individuals being “deemed a control person” of the shares owned by the legal entity.

Response:

As requested, the Company amended the footnotes to the selling securityholder table in the section entitled “Principal and Selling Stockholders” to: (a) disclose, with respect to selling securityholders who are legal entities, the individual or individuals who exercise voting and dispositive powers on behalf of such entity and (b) remove the word “deemed” from the identification of certain control persons of selling secuirtyholders.

4.
Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Please be advised that all selling securityholders who are registered broker-deals who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

As requested, the Company amended the section entitled “Principal and Selling Stockholders” to: (a) identify which of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers and (b) disclose that with respect to affiliates of broker-dealers, the seller purchased in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution

5.
In your plan of distribution, you indicate that selling securityholders may crease short positions in the common shares in connection with the offering. In your response letter, please advise us that Sequiam Corporation and the selling securityholders are aware of CF Tel. Interp. A.65.

Response:

The Company and each of the selling securityholders are aware of CF Tel. Interp. A.65.

Mr. Mark P. Shuman
February 17, 2006

Undertakings

6.	Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-B, as applicable.

Response:

As requested, the Company amended the section entitled “Undertakings” to provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-B, as applicable.

Signatures

7.	Please have the principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form SB-2.

Response:

Mark L. Mroczkowski, the Company’s Chief Financial Officer, executed both the Registration Statement on Form SB-2, filed with the SEC on December 30, 2005 and the Registration Statement on Form SB-2/A, filed with the SEC on February 17, 2006. The Instructions For Signatures to Form SB-2 states that the Company’s “principal financial officer, its controller or principal accounting officer” must execute Form SB-2. Because Mr. Mroczkowski is the Company’s Chief Financial Officer, the Company believes that it has satisfied the signature requirements to Form SB-2.

Form 10-KSB/A for the fiscal year ended December 31, 2004
Form 10-QSB for the quarterly period ended September 30, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8.
We note your disclosure that “the company maintains disclosure controls and procedures…that are designed to ensure that information required to be disclosed in the periodic reports filed by the company with the Commission…is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management” and that the company’s Chief Executive Officer and Chief Financial Officer “believe that the Company’s disclosure controls and procedures are effective to accomplish their objectives.” Revise to clarify, if true, the following:

a.
That your officers concluded that the company’s disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that if files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and

b.
That your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Mr. Mark P. Shuman
February 17, 2006

Response:

As requested, the Company amended: (a) Part II, Item 8A of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and (b) Part I, Item 3 of the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 to provide the types of disclosures requested above regarding the Company’s Controls and Procedures.

Changes in Internal Control Over Financial Reporting

9.
You state that “there have been no ‘significant changes’ in the Company’s internal control or in other factors that could significantly affect the Company’s internal control over financial reporting during the period covered by this report.” Please note that Rule 13a-15(d) requires the disclosure of “any” change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

As requested, the Company amended: (a) Part II, Item 8A of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and (b) Part I, Item 3 of the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 to provide the types of disclosures requested above regarding the Company’s Internal Control Over Financial Reporting.

We would appreciate the cooperation of the Staff in working with us to address any further comments that the Staff may have on the Company’s filings. We welcome the opportunity to speak with Staff members directly in an effort to expedite the review process.

If you should need any additional information, please call the undersigned directly at (407) 317-8577. Thank you for your attention to this matter.

Sincerely,

/s/ Andrew R. Finkelstein

Andrew R. Finkelstein

cc: Jay Ingram